UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Issuer Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934
[March 22, 2006]
Commission file number 1-14400
Metso Corporation

(Translation of registrant’s name into English)
Fabianinkatu 9 A,
P.O. Box 1220
FI-00101
Helsinki, Finland
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F
Form 20-F ☑     Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐      No☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-3-2(b):82-

SIGNATURES
Date [March 22, 2006]
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.
Name:

Olli Vaartimo	Harri Luoto
Executive Vice President and CFO	Senior Vice President,
Metso Corporation	General Counsel Metso Corporation

Metso to supply pulping line to Bahia Pulp in Brazil

(Helsinki, Finland, March 22, 2006) – Metso Corporation (NYSE: MX; OMXH: MEO1V)

Metso Paper will supply a pulping line for the Brazilian dissolving pulp producer, Bahia Pulp. The new fiber line will start up during the third quarter of 2007. The value of the order is not disclosed.

The scope of Metso Paper’s delivery will cover a complete new line from cooking to ready reeled or baled pulp. The value of this type of fiber lines ranges from EUR 50 to EUR 100 million, depending of the scope of delivery and the production capacity. The order is a part of Bahia Pulp’s USD 375 investment to triple its dissolving pulp production capacity from the current 115,000 tons per year to 365,000 tons per year.

Bahia Pulp owns 150,000 hectares of sustainable eucalyptus plantations serving its production of bleached dissolving pulp based on ecalyptus urophylla as the raw material. Upon completion of the expansion, Bahia Pulp will be able to produce standard grade dissolving pulp as well as specialty pulp for high-end market segments. These include acetate pulps and pulps used in the food, pharmaceutical, and cosmetics industries.

The Bahia Pulp mill (formerly known as Bacell S.A.) is located approximately 50 km from Salvador, the capital of the Bahia State. The company belongs to the Sateri International Group, a leading integrated manufacturer of viscose fiber and dissolving pulp with a global customer base and total assets of approximately USD 500 million.

Metso is a global engineering and technology corporation with 2005 net sales of approximately EUR 4.2 billion. Its 22 000 employees in more than 50 countries serve customers in the pulp and paper industry, rock and minerals processing, the energy industry and selected other industries.

www.metso.com

For further information, please contact:
Hannu Hakamäki, Deputy President, Fiber Business Line, Metso Paper,
tel. +358 204 829801

Luiz Fonseca, Area President, Metso Paper South America,
tel. +55 15 2102 9800

Johanna Sintonen, Vice President, Investor Relations, Metso Corporation,
tel. +358 204 84 3253

or

USA: Mike Phillips, Senior Vice President, Finance and Administration, Metso USA, Inc., tel. +1 770 246 7237.